NEWS RELEASE

Canarc Announces Retirement of VP Exploration

Vancouver, Canada – February 7, 2014 – Canarc Resource Corp (the “Company”). (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces the retirement of Mr. James Moors, VP Exploration effective January 31, 2014. Mr. Moors joined the Company in 1993 as Project Geologist for the New Polaris Property and has been managing the exploration activities.

The Company would like to thank Mr. Moors for his positive contribution to our exploration success and wishes him well in the future. Mr. Moors will remain available to the Company on an as needed consulting basis.

As the Company is advancing its growth strategy for 2014 with a goal to become a producer, a decision regarding the appointment of a new VP of Exploration will be made at the appropriate time.

“Catalin Chiloflischi”

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Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF).  The Company is currently seeking a partner to advance its core asset, the 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia, to feasibility. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Gregg Wilson, Vice-President (Investor Relations)

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.